UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 5, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release, which appears immediately following this page.

Media Relations
Tel. +41-44-234 85 00
Investor Relations
Tel. +41-44-234 41 00
UBS Group AG and UBS AG, News release, 5 May

2025

5 May 2025
News release
Ad hoc announcement pursuant to article 53 of the SIX Exchange Regulation Listing Rules
Credit Suisse Services AG Resolves Tax

Matter with DOJ, Will Pay USD 511m
On 5 May 2025, Credit Suisse Services AG entered into an agreement with the United States
Department of Justice (DOJ) to settle a long-running tax-related investigation into Credit Suisse’s implementation of its 2014 plea agreement, relating to its legacy cross-border business with US taxpayers booked in Switzerland, which began before UBS acquired Credit Suisse. Credit Suisse Services
AG pleaded guilty to one count of conspiracy to aid and assist in the preparation of false income tax
returns and will pay an aggregate of USD 371.9m. Credit Suisse Services AG also contemporaneously entered into a non-prosecution agreement regarding US taxpayers booked in the legacy Credit Suisse
Singapore booking center and will pay an aggregate of USD 138.7m.
UBS was not involved in the underlying conduct and has zero tolerance for tax evasion.
With this resolution, UBS is pleased to have resolved another of Credit Suisse's legacy issues,

in line with
UBS’s intention to resolve legacy matters at pace in a fair and balanced way and in the best interest of all
its stakeholders.
In the second quarter of 2025, UBS Group AG expects to recognize a credit from the partial release of the contingent liability established with the acquisition of Credit Suisse as part of the purchase price
allocation process. UBS AG expects to record a charge in the second quarter in relation to this resolution.
Media contact
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
Investor contact
Switzerland

+41 44 234 41 00
Americas

+1 212 882 57 34
www.ubs.com/media
This media release contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. UBS’s business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the Risk Factors included in the Annual
Report of UBS Group AG report for 2024 filed on Form 20-F.

UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration

Number

333-283672),

and

on

Form

S-8

(Registration

Numbers

333-200634;

333-200635;

333-
200641; 333-200665;

333-215254; 333-215255;

333-228653; 333-230312;

333-249143 and

333-272975), and

into
each

prospectus

outstanding

under

any

of

the

foregoing

registration

statements,

(2)

any

outstanding

offering
circular or

similar document

issued or

authorized by

UBS AG

that incorporates

by reference

any Forms

6-K of
UBS AG that

are incorporated into

its registration

statements filed with

the SEC,

and (3)

the base

prospectus of
Corporate Asset

Backed Corporation

(“CABCO”) dated

June

23,

2004 (Registration

Number 333-111572),

the
Form

8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the

Prospectus
Supplements relating to the

CABCO Series 2004-101 Trust

dated May 10, 2004

and May 17,

2004 (Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements

of the Securities Exchange

Act of 1934, the

registrants have duly caused this

report
to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Copetti-Campi_________
Name:

Ella Copetti-Campi
Title:

Executive Director

UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Copetti-Campi________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

May 5, 2025